Exhibit 3.1

AMENDMENT

TO THE

AMENDED AND RESTATED BYLAWS

OF

INX INC.

Article VIII, Section 7 is hereby amended and restated and shall read as follows:

Section 7. CHIEF EXECUTIVE OFFICER. The Chief Executive Officer, if one is appointed by the board of directors, shall, in the absence both the Chairman of the Board and the Executive Chairman, preside at meetings of the board of directors and stockholders and shall supervise and have overall responsibility for the business, administration and operations of the Corporation, reporting on a day-to-day basis to the Executive Chairman. In general, he shall perform all duties as from time to time may be assigned to him by the Executive Chairman and the board of directors.

A new Article VIII, Section 15 is hereby added and shall read as follows:

Section 15. EXECUTIVE CHAIRMAN.  The Executive Chairman shall be an officer of the Corporation, appointed by the Board from among the members of the Board, and shall be compensated as an officer of the Corporation.  The Executive Chairman, if one is appointed, shall preside at meetings of the board of directors and stockholders if there is no Chairman of the Board or in the absence of the Chairman of the Board. The Executive Chairman shall supervise, guide, direct and assist the Corporation’s Chief Executive Officer and have such other duties as may be assigned to him by the board of directors.